FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES

FEBRUARY, 2004 DISTRIBUTION

Calgary, Alberta – February 18, 2004 - Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) of Calgary, Alberta today announces that a cash distribution of US$0.10 per trust unit will be paid on March 15, 2004 in respect of the February 2004 production.  The distribution will be paid in $US funds to unitholders of record at the close of business February 29, 2004.  The ex-distribution date is February 25, 2004.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Luc Chartrand, President and CEO

Linda Latman (212) 836-9609

(403) 213-2502

Sarah Torres (212) 836-9611

www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

(403) 538-3237

www.enterraenergy.com